UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

TABLE OF CONTENTS

SIGNATURES
MATERIAL CHANGE REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 24, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

June 20, 2005

3.	NEWS RELEASE

The press release announcing this material change was issued on June 20, 2005 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on June 20, 2005 that production from its Chilean methanol plants has been disrupted by curtailments of natural gas supply from Argentina.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that significant curtailments of natural gas from Argentina to its Chilean methanol plants has resulted in a total lost production of approximately 27,000 tonnes during the week prior to June 20, 2005. This amount excludes its Chile IV plant which was in the start-up phase when these curtailments commenced and has now been shut down due to lack of gas availability.

At the current level of curtailment, Methanex estimates that it has enough gas to produce approximately 5,600 tonnes of methanol per day at the Chilean facilities compared to a total production capacity (including Chile IV) of approximately 10,500 tonnes of methanol per day.

Methanex believes that major factors influencing the gas supply to the Chilean plants include actions of the Argentine government including their re-allocation of gas entitlements, as well as other factors such has cold weather, greater domestic demand in Argentina and other dynamics relating to the energy crisis in Argentina.

Methanex believes that given the significant nature of the recent curtailments, production losses at its Chilean facilities due to curtailments in 2005 could be worse than those experienced in 2004.

Methanex continues to believe that there is sufficient gas in southern Argentina and Chile to allow all of the delivery obligations under its gas contracts to be satisfied.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER – FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

DATED at Vancouver, British Columbia, this 24th day of June, 2005.

METHANEX CORPORATION
Per:	“Randy Milner”
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel and Corporate Secretary